Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




05007613

April 19, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 5 2005
179
WASH. D.C.

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
MAY 0 3 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

Man Group plc
19 April 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 April 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.41.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.52%
Last 12 months	-1.2%
Annualised return since inception	+12.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 April 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 April 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1303.322 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

18 April 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 April 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1345 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	2,773,262
Clydesdale Bank plc	42,200
Dexia Privatbank	5,600
Nordea Bank AB	15,300
Northern Trust Co	473,195
Bank of New York Europe LDN	384,100
Northern Trust London	1,085,093
HSBC Bank plc	101,200
State Street Bank and Tr Co	1,989,529
Mellon Bank N.A.	318,313
ING Luxembourg	8,534
Royal Trust – Toronto	9,463
Bank of New York	143,900
State Street Bk & Tr Co LNDN	390,161
Mellon Bank	138,300
Bermuda Far East HK	98,303
Citibank London	50,963
JP Morgan, Bournemouth	2,932,024
Brown Brothers Harriman and Co	708,597
Chase Manhattan London	6,700
Brown Brothers Harriman Ltd.LUX	5,378,750
State Street Hong Kong	8,100
Societe Generale	14,506
Nomura Trust and Banking	13,200
Chase Manhattan Bk AG Frnkfrt	159,512
Master Trust Bank of Japan	38,533
Bank of New York, Brussels	551,973

CIBC Mellon Trust	78,692
BNP Paribas, Paris (C)	27,887
Morgan Stanley and Co. Inc.	3,850
State Street Munich	8,200
CDC Finance	39,700
Trust &Cust Svcs Bk Ltd, Toko	10,330
Citibank NA, Hong Kong BR	8,400
National ASTL Bk Melbourne	242,489
State Street Bank Australia	133,539
State Street T&B Co LTD, Tokyo	12,715

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

13 April 2005

12. Total holding following this notification

18,405,113

13. Total percentage holding of issued class following this notification

5.98%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C.

Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

13 April 2005

Man Group plc
12 April 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 11 April 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.99.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.65%
Last 12 months	-1.2%
Annualised return since inception	+12.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Vanessa Maydon	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com